January 3, 2025

VIA EDGAR

Blaise Rhodes and Rufus Decker
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631

Re:	FTAI Aviation Ltd.
Form 10-K for Fiscal Year Ended December 31, 2023
Response dated November 27, 2024
File No. 001-37386

Dear Messrs. Rhodes and Decker,

On behalf of FTAI Aviation Ltd. (the “Company” or “FTAI”), the undersigned submits this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated December 13, 2024 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “10-K”) and the Company's response letter dated November 27, 2024 (the “First Response Letter”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comment in italics below, and the heading and comment number in this letter correspond to the heading and comment number in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 10-K and the First Response Letter, as applicable.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Financial Statements of FTAI Aviation Ltd.

Consolidated Balance Sheets, page 53

1.	We read your response to prior comment 2. Please show us how your presentation will be revised.

Response

In response to the Staff’s comment, the Company will update its Consolidated Balance Sheets to disclose total current assets and total current liabilities for all periods presented in the Consolidated Balance Sheets beginning with its Form 10-K filing for the year ended December 31, 2024. Below is the table previously included in the 10-K, updated to illustrate how the presentation will be revised in future filings.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
January 3, 2025

FTAI AVIATION LTD.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

		December 31,
	Notes	2024	2023
Assets
Current assets
Cash and cash equivalents	2	$	$90,756
Restricted cash	2		150
Accounts receivable, net			115,156
Inventory, net	2		316,637
Other current assets	2		148,735
Total current assets			671,434
Leasing equipment, net	5		2,032,413
Property, plant, and equipment, net			45,175
Investments	6		22,722
Intangible assets, net	7		50,590
Goodwill	4.		4,630
Other non-current assets	2		137,721
Total assets		$	$2,964,685

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$	$112,907
Current maintenance deposits	2		39,455
Current security deposits	2		17,735
Other current liabilities			11,746
Total current liabilities			181,843
Long-term debt, net	8		2,517,343
Non-current maintenance deposits	2		25,932
Non-current security deposits	2		23,330
Other non-current liabilities			40,354
Total liabilities		$	$2,788,802

Commitments and contingencies	15

Equity
Ordinary shares ($0.01 par value per share; 2,000,000,000 shares authorized; [x] and 100,245,905 shares issued and outstanding as of December 31, 2024 and 2023, respectively)		$	$1,002
Preferred shares ($0.01 par value per share; 200,000,000 shares authorized; [x] and 15,920,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively)			159
Additional paid in capital			255,973
Accumulated deficit			(81,785)
Shareholders' equity			175,349
Non-controlling interest in equity of consolidated subsidiaries			534
Total equity		$	$175,883
Total liabilities and equity		$	$2,964,685

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
January 3, 2025

Consolidated Statements of Operations, page 54

2.
Please tell us in greater detail why no sales transactions of aircraft or engines after the third quarter of 2022 appear to have been accounted for under ASC 610-20, as discussed on page 62. In doing so, focus your response on your sales of previously leased long-lived assets (classified as leasing equipment) that have not been turned into inventory. Explain in detail how these previously leased long-lived assets are an “output” of your ordinary activities, when they were classified as leasing equipment and not inventory at the time of sale. Also, explain why sales of long-lived assets would be in the scope of ASC 606, rather than ASC 610-20. Discuss aircraft and engines separately. Use in any examples the aircraft and engine that was in the worst condition when sold.

Response

The Company respectfully acknowledges the Staff’s comment. For purposes of responding to the different components of the comment, the Company has separated its response into two sections:

a.	Background of changes in the business
b.	Determination of ordinary activities and application of ASC 606

(a)	Background of changes in the business:

On August 1, 2022, the Company completed the spin-off of FTAI Infrastructure Inc. (“FIP”) into an independent publicly traded company, marking a pivotal shift in the Company's business strategy.  Before the spin-off of FIP, the Company was organized into four reportable segments: (i) Aviation Leasing, (ii) Jefferson Terminal, (iii) Ports and Terminals, and (iv) Transtar. As disclosed in the Q3 2022 Form 10-Q, as a result of the spin-off of FIP, which included three of the four reportable segments, the Company re-evaluated its operating segments.  Management considered key factors related to the organization and alignment of internal operations and the nature of the products and services, and two reportable segments were identified: (i) Aviation Leasing and (ii) Aerospace Products. In conjunction with the spin-off resulting in the Company focusing on operating principally in the aviation business, the Company also evaluated its current and expected growth opportunities and determined that the sale of aircraft and engines in the Aviation Leasing segment was a component of the Company’s ordinary activities.

Prior to Q3 2022, the sale of assets within the historical Aviation Leasing segment were not viewed as outputs of the Company’s ordinary activities as they were typically opportunistic based on market demand and specific requests from counterparties, and not viewed as sales to customers as defined in ASC 606. The transactions were accounted for under ASC 610-20 and the resulting gain or loss from sale was recognized within Other Income (Expense) in the Company’s Consolidated Statements of Operations for all periods through Q2 2022.

As noted in the Staff’s comment, the focus of this response is on the sale of previously leased long-lived assets that have not been turned into inventory. Therefore, the response below focuses on sales within the Aviation Leasing segment. Asset sales within the Aviation Leasing segment are sales that relate to assets held in the leasing equipment balance sheet line item and are reflected in the Asset sales revenue line item with the corresponding cost as a component of Cost of sales.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
January 3, 2025

(b)	Determination of ordinary activities and application of ASC 606

In evaluating the sales of long-lived assets as outputs of the Company’s ordinary activities in the scope of ASC 606 rather than ASC 610-20, the Company considered the following guidance in ASC 606 and the Basis of Conclusion to ASC 2014-09, notably paragraphs BC52 and BC53.

606-10-15-3 - An entity shall apply the guidance in this Topic to a contract (other than a contract listed in paragraph 606-10-15-2) only if the counterparty to the contract is a customer. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity's ordinary activities in exchange for consideration.

Definition of a Customer (Paragraph 606-10-15-3 and Master Glossary)

BC52. The Boards decided to define the term customer to enable an entity to distinguish contracts that should be accounted for under Topic 606 (that is, contracts with customers) from contracts that should be accounted for under other guidance.

BC53. The definition of customer in Topic 606 refers to an entity’s ordinary activities. Some respondents asked the Boards to clarify the meaning of ordinary activities; however, the Boards decided not to provide additional guidance because the notion of ordinary activities is derived from the definitions of revenue in the Boards’ respective conceptual frameworks. In particular, the IASB’s Conceptual Framework description of revenue refers specifically to the “ordinary activities of an entity” and the definition of revenue in FASB Concepts Statement 6 refers to the notion of an entity’s “ongoing major or central operations.” As noted in paragraph BC29, the Boards did not reconsider those definitions as part of the revenue recognition project.

During Q3 2022, the Company shifted its strategic focus within the Aviation Leasing segment to prioritize both leasing opportunities as well as opportunities to sell assets that had originally been purchased to support the Company’s leasing business. A new Aviation business leadership team was appointed to support this initiative, and the Company built out a dedicated sales team under the new leadership’s direction to begin actively identifying and executing on a pipeline of sales opportunities to sell aircraft and engines that had previously been purchased to support the leasing business.  This change in structure drove a change in the ordinary activities of the Company, which, per the guidance above, changed the buyers to be viewed as customers.

As part of the new leadership team’s strategy, the Company began evaluating different potential revenue generating activities for leasing equipment that is serviceable (e.g., an aircraft and engines with remaining greentime – time the engine has remaining to fly). Historically, management focused on re-leasing with the existing lessee or finding new opportunities to lease the aircraft and engines that were returned off lease from the lessee to the Company and did not proactively pursue opportunities to sell aircraft or engines that were on lease.  However, beginning in Q3 2022, especially in light of industry supply chain issues and an overall shortage in the availability of aviation assets, there was a shift towards evaluating both leasing and sales opportunities with customers tailored to customer-specific needs. Each aircraft and engine was, and continues to be, regularly evaluated by the Company to determine the best course of action to improve the Company’s key metrics. With a dedicated sales team of five professionals located domestically and internationally, a pipeline of opportunities has been consistently identified, tracked and reported to management on a weekly basis.  This pipeline included assets in all conditions including assets on lease, assets near the end of the current lease, assets off lease, or assets being put on lease in the near future to sell.  Given the dynamic nature of the Company’s operations in offering customers the ability to buy or lease assets, aircraft and serviceable engines are a component of Leasing equipment, net. It is common for customers to consider both alternatives based on their specific requirements as part of deal negotiations, which typically span 1-2 months.  Aircraft and engine assets were not specifically managed separately between assets for lease and assets for sale (which is changing as explained herein). In addition, it is common for sales to occur while an asset is on lease as the customer is interested in obtaining lease revenue for the remaining term on the assumed lease.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
January 3, 2025

As an example, to reflect the Company’s change in approach to asset sales, this recurring revenue stream was incorporated into the discussion of growth drivers, and the target EBITDA expected on sales of this nature was communicated to investors during the Q3 2022 earnings call. The CEO noted on this call that the Company expected to earn $100M in EBITDA in 2023 from these sales (or 17% of total target EBITDA), or approximately $25M per quarter. This quarterly target EBITDA continues to be communicated to investors to this day.

The Company’s customer base continued to expand into leasing companies and operators as it identified new types of customers that were interested in owning assets as lessors. In addition, the Company’s customer base has expanded into financial buyers (e.g., financial institutions) who were interested in purchasing assets with long-term leases, generating consistent rental income, with a turn-key type offering involving ongoing services through a service newly offered to customers starting in Q3 2022 that was initiated by the new Aviation leadership team.  The Company’s new strategy is based on its unique position in the market where it also has the capabilities to provide engine maintenance services to these customers. This created an opportunity to sell on-lease aircraft while still providing engine maintenance services throughout the lease term, allowing the Company to also offer customers attractive engine maintenance service offerings. These post-sale service opportunities are a key factor that management considers when evaluating the best course of action for each aircraft or engine. The first such sale involving this service occurred in Q3 2022 with a financial institution customer and has been regularly sold to customers in conjunction with asset sales through the current period.

With respect to the Staff’s request to use the aircraft and engine that was in the worst condition when sold, the Company notes that all such assets were serviceable when sold in that (a) all aircraft have a remaining useful life (ranging from 29 months to over 120 months) and are ready to fly and (b) all engines have at least multiple months of remaining greentime (ranging from approximately 4 months to a newly overhauled engine that has greentime of over 48 months). The assets sold often had existing leases attached as customers desire the ongoing revenue stream that is purchased with longer-term leases. The Company generally does not sell assets that are worn out as its customers lack the in-house facilities to rebuild the engines and would be dependent on securing slots in maintenance facilities, which results in months with inoperable assets on the ground and would also require significant investment immediately after purchase.  Typical customers for these assets are primarily interested in securing greentime (e.g. assets that are able to fly immediately).

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
January 3, 2025

A summary of sales of aircraft and engines within the Aviation Leasing segment over the course of the quarters of 2022 and 2023 is outlined in the following table (in thousands):

	Q1 2022*	Q2 2022*	Q3 2022	Q4 2022	FY 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	FY 2023
Total Asset Sales	$19,483	$136,670	$85,488	$98,047	$339,688	$108,691	$76,836	$61,400	$56,214	$303,141
*Gain is presented net in Gain on sale of assets, net. Within the Q2 2022 sales, there were $116 million of opportunistic sales of cargo-related aircraft and engines that were non-recurring and were sold in response to the significant demand for this type of asset based on COVID-19 driven cargo market conditions at the time.

As outlined above, excluding the cargo-related aircraft sales, the sale of aircraft and engines increased in Q3 2022 and has been relatively consistent and recurring each quarter in 2022 and 2023. While the volume of transactions varies by quarter based on the Company’s fleet of assets and market demand, this sustained, consistently material level of sales reflects the efforts of the dedicated internal resources focused on supporting this revenue stream. While the table includes only sales information, almost all sales transactions resulted in positive margins as the team pursues sales opportunities that are accretive to EBITDA.

In summary, the Company considered these strategic shifts in priorities and growth opportunities, which corresponded with the realigned organizational structure, to support the view that the sales are within the scope of ASC 606 starting in Q3 2022. As disclosed, these sales have been a part of the Company’s ordinary activities per ASC 606-10-15-3 and reflect the Company’s ongoing operations based on management’s approach in regularly evaluating the strategic alternatives for each leasing equipment asset.

Consolidated Statements of Cash Flows, page 58

3.
We read your response to prior comment 5. You record the acquisition of leasing equipment as an investing cash outflow, the rental proceeds from these assets as an operating cash inflow and the sale of these assets as either an operating or investing cash inflow based upon the circumstances stated in your response. The primary focus of this comment is understanding why the acquisition of the leased assets are included as investing cash outflows. You say on page 62 that, due to a change in corporate strategy in 2022, the sale of aircraft and engines is now an output of your recurring, ordinary activities. Please provide us with the analysis you performed in concluding the expected predominant source of cash inflows from the acquired leasing equipment would be from leasing activities, rather than the later sale of these assets. In doing so, provide the analysis separately for (a) aircraft and (b) engines. Also, explain how the increased value upon the sale of acquired leasing equipment turned into new assets was factored into your assumptions related to the expected predominant source of cash inflows from the acquired leasing equipment. Refer to ASCs 230-10-45-22 and 45-22A.

Response

The Company respectfully acknowledges the Staff’s comment. For purposes of responding to the different components of the comment, the Company has separated its response into three sections:
a.	Overview of Company’s history and process for assessing the intent of aircraft and engine acquisitions
b.	Predominance assessment
c.	Additional financial statement disclosures the Company intends to include in the 2024 Form 10-K

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
January 3, 2025

a.	Overview of Company’s history and process for assessing the intent of aircraft and engine acquisitions

Historically, the Company (excluding FIP) was exclusively a leasing company and has expanded its service offerings since 2022 in response to new growth opportunities. From a macroeconomic perspective, the aviation leasing market has and continues to experience significant leasing demand for aircraft and engines. This was particularly the case in 2022 and 2023 given supply chain shortages in all aspects across the aviation industry. To provide some context on the growth in the leasing business, total new leases for the Company increased each year from 70 in 2020 to 142 in 2023. Aircraft on lease often require engines to be swapped as maintenance events rise, and it is important that the Company has a sufficient portfolio of leasing equipment engines to fulfill engine swap events throughout the lease term to fulfill its contractual obligations in the lease.

As outlined in the comment and our prior response, the acquisition of leasing equipment has historically been recorded as an investing cash outflow. The overall basis was that the leasing equipment, which includes both aircraft and engines, was acquired with the intent to lease and included in the portfolio of assets available to the Company’s aviation leasing business team, as leasing was almost the entire business of the Company at the time (e.g., approximately 95% of Adjusted EBITDA for QTD and YTD Q2 2022).  Specifically, through Q2 2022, the Company’s new offerings, discussed herein and our previous response, did not exist or were in early maturity and, as such, the purchases of assets were for its leasing business.  The assets purchased were generally on-lease with a third-party at the time of the acquisition and contain serviceable components.  During 2022 and 2023, the sale of assets within the Company’s businesses was predominantly the sale of assets purchased before Q2 2022.

The acquisition of each leasing equipment asset is a significant decision for which the aviation leasing business team has a robust internal review process for each investment opportunity related to aircraft and engines, including the expected price and return on investment.  This process became particularly important beginning in Q3 2022 when the new businesses began to further develop, with new leadership.  The return on investment analysis considers the estimated lease cash inflows for the remaining greentime on the assets and estimated potential other cash flows (refer to the “Predominance assessment calculation” discussion below).  Each investment was carefully assessed as described above and below. Through December 31, 2023, at the time of purchase there were no specific sales opportunities identified for the assets purchased (i.e., purchased with the intent to sell).  However, the Company understood that future sales opportunities could materialize, as the Company brought in new senior employees, expanded its sales team and grew its Aerospace Products business in parallel with the increase in asset purchases. While the Company did have other businesses, its priority business model was a leasing company and the quantitative and qualitative considerations were consistently focused on the leasing related opportunities.  As discussed further below, the Company’s business continues to evolve, and it expects more purchases to be related to operating activities versus investing activities in the future.

A summary of key attributes of the internal review process is as follows:
•
A return on investment analysis is performed by the aviation leasing business team for each aircraft and engine investment opportunity.  This analysis is included in an Investment Committee memo, which also includes deal terms, and is approved by the CEO and other internal stakeholders prior to the execution of each transaction

•
Expected leasing cash inflows from each aircraft and engine are outlined to support the deal rationale, including the rate of return based on key assumptions, including lease terms for any on-lease assets, the remaining greentime of the assets, and high-level assumptions on potential additional cash proceeds that may be generated once the asset is no longer serviceable.

As discussed in our earlier response, the Company continues to invest in its Aerospace products business, as it has closed on the acquisition of two manufacturing facilities recently – QuickTurn Engine Center in December 2023 and Lockheed Martin Commercial Engine Solutions in September 2024. As such and in connection with its strategy, the Company expects to purchase engines directly into inventory with a specific plan to tear down the engines into modules and/or parts for sale, especially as the acquisition of Lockheed Martin Commercial Engine Solutions included both supply chain management and asset management functions. It is also possible the Company will purchase aircraft for sale rather than leasing. While no such purchases have occurred through September 30, 2024, any such purchases will be recorded as inventory purchases and included as an outflow within cash flow provided by (used in) operating activities. Additionally, in accordance with its existing policy, the aviation leasing business team and the Investment Committee will continue to assess predominance of all aircraft and engine acquisitions for purposes of determining the appropriate class flow presentation of the related cash outflows.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
January 3, 2025

b.	Predominance assessment

Through September 30, 2024, almost all aircraft and engine purchases were made with the intent to lease and the expected predominant source of cash inflows from the acquired leasing equipment was from leasing activities.

Similar to the response provided in the prior comment letter, the Company has outlined the key considerations and assumptions in its analysis in applying the provisions of ASC 230 and specifically the guidance in ASC 230-10-45-22 and ASC 230-10-45-22A:

•
Specific guidance: Given the multiple potential streams of cash inflows that may be generated from an aircraft or engine (e.g., lease (initial and re-lease), sale, teardown and rebuild as a component of a new asset), the Company believes that there is judgment in the application of ASC 230-10-45-22 and ASC 230-10-45-22A that requires additional considerations as outlined below.

•
Multiple classes of cash inflows: The cash outflows may eventually be related to more than one class of cash inflows that cannot be separated into distinct, identifiable sources of cash. This requires the Company to classify the outflows based on judgment on the predominant use of cash inflows expected through use of the asset at the time of purchase.

•	Applicability of ASC 230 predominance assessment: The Company believes that the ASC 230 predominance guidance applies in its specific facts and circumstances.
•	Unit of account for assessment: The assessment of predominance of cash inflows is performed at asset level, either aircraft or engine.
•
Predominance assessment calculation: When the expected cash receipts are predominately related to lease revenue, both the initial lease cash flows from the remaining greentime as well as estimated additional lease cash flows if the asset is overhauled, are quantitatively greater than (i.e., predominant to) the estimated cash receipts from sales transactions, the related cash payment is recorded as a cash outflow in investing activities. The estimated cash receipts from sales transactions in the predominance calculation contemplates assumptions of the increased value of any newly created inventory assets.

The Company acknowledges that the Staff specifically requested the analysis separately for (a) aircraft and (b) engines. Other than the specific considerations around engine teardowns, the approach outline above applies to both types as the upfront analysis and aviation leasing team and Investment Committee process is the same.

(c) Additional financial statement disclosures the Company intends to include in the 2024 Form 10-K

Prospectively (e.g., 2025 or later), the Company expects that it will have two types of asset purchases:
(1) Aircraft and engines purchased to support the leasing business, which could be sold while on lease based on the Company’s proactive selling initiative discussed above (acquisitions and subsequent disposals presented as investing inflows and outflows based on predominance assessment), or specific to engines when no longer serviceable, transferred to the Aerospace Products business for creation of a new asset. Refer to the Company’s earlier response for further explanation of the process for creation of a new asset and the Company’s application of ASC 230 to cash inflows generated from the sale of the newly created asset.
(2) Aircraft and engines purchased directly into inventory with the intent of either (a) selling in their current condition or (b) for engines, tearing down into modules and parts (purchases and subsequent sales presented as operating outflows).

The Company intends to include additional disclosure to its Form 10-K for the year ended December 31, 2024 (“2024 Form 10-K”) to specifically address the accounting policy related to the Company’s cash flow predominance assessment for asset purchases.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
January 3, 2025

While not expected to be relevant to fiscal year 2024, the Company intends to include additional disclosure, including a significant accounting policy disclosure, in its future filings for cash paid for engine and aircraft inventory, once applicable. This additional disclosure will be quantitative and included with the other cash flow quantitative information as outlined in our prior response and included below. The Company has included in the intended disclosure below for purposes of illustrating the expected disclosure in future filings:

(in thousands)	Year ended December 31,
	2022	2023	2024
Cost of modules and parts sold sourced from engines originally within leasing equipment	$36,946	$41,167	$	[ ]
Transfers of engines from leasing equipment to inventory for manufacturing and sale	127,349	178,740		[ ]
Transfers of inventory to leasing equipment for rebuilding and sale of engines	(89,041)	(78,788)		[ ]
Total outflows related to manufacturing modules and parts - included in net cash (used in) provided by operating activities	(101,249)	(138,045)		[ ]
Cash received for assets sold sourced from leasing equipment - inflow included in cash (used in) provided by operating activities	43,859	94,222		[ ]
Cash received for sales of leasing equipment that include components sourced from inventory - inflow included in cash used in investing activities	118,735	79,474		[ ]
Illustrative example for future filings -->
Cash paid for engine and aircraft inventory – outflow included in cash provided by (used in) operating activities	N/A	N/A		[ ]

* * *

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
January 3, 2025

Please contact the undersigned at (332) 239-7600 should you require further information or have any questions.

Very truly yours,

/s/ Eun (Angela) Nam
Eun (Angela) Nam
Chief Financial Officer & Chief Accounting Officer